ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 20, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Deep Value ETF Post-Effective Amendment No. 11 to Registration Statement on Form N-1A Registration Numbers 333-179562; 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on June 27, 2014 with respect to Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Deep Value ETF (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please add the ticker for the Fund to the cover of the Prospectus.

Response:	The ticker symbol “DVP” has been added to the cover of the Prospectus.

Comment 2.	Please confirm that any acquired fund fees and expenses are estimated to be no more than one basis point.

Response:	The Registrant so confirms.

Comment 3.
Please revise the description of the Principal Investment Strategies using plain English. In particular, please clarify the use of “constituent” in the second sentence. Please also identify the proprietor behind the Index’s ranking system and disclose whether the ranking system’s intellectual property has been protected.

Response:	The second sentence of the first paragraph under “Principal Investment Strategies” has been revised to read as follows:

The Index is composed of the common stock of typically 20 companies included in the S&P 500® Index that have been selected through a proprietary ranking system developed by Tiedemann Wealth Management, LLC, the Fund’s Index Provider, that evaluates the earnings and cash flows of each company to create a final universe of companies that are deeply undervalued (as defined by the Index methodology) as compared to the S&P 500® Index overall.

Tiedemann Wealth Management, LLC has determined not to attempt to patent the ranking system, but may consider doing so in the future.

Comment 4.	If the Index is currently concentrated in the securities of a particular industry or group of related industries, please disclose such concentrate and include any applicable risk disclosure.

Response:	The Registrant confirms that the Index is not currently concentrated in the securities of a particular industry or group of related industries.

Comment 5.	Please confirm that the Item 8 disclosure regarding financial intermediary compensation was omitted because it is not applicable to the Fund.

Response:	The Registrant so confirms.

Comment 6.
Under the section titled “Additional Information About The Fund—Management of the Fund’s Sub-Adviser”, please add the following sentence “There can be no assurance that the Fund or the Adviser will be able to obtain the requested relief.”

Response:	The requested change has been made.

Comment 7.	Under the section titled “Management—Sub-Adviser”, please disclose the fee payable to the Sub-Adviser.

Response:
The following disclosure has been added: “For its services, the Sub-Adviser is paid a fee by the Adviser based on the daily net assets of the Fund of 0.055%, subject to a minimum annual fee of $10,000.”

Comment 8.	Under the section titled “How To Buy And Sell Shares”, please add disclosure regarding who can be an Authorized Participant.

Response:	The following disclosure has been added:

APs must be (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the SEC; or (ii) a DTC participant (as discussed below). In addition, each AP must execute a Participant Agreement that has been agreed to by the Distributor, and that has been accepted by the Transfer Agent and the Trust, with respect to purchases and redemptions of Creation Units.

Statement of Additional Information (“SAI”)

Comment 9.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the Prospectus.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary